

November 9, 2021

Jun Wang
Chief Executive Officer
Yubo International Biotech Limited
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China

> **Re: Yubo International Biotech Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 12, 2021**
> **File No. 333-255805**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2021 letter.

Amendment No. 3 to Form S-1 filed October 12, 2021

Cover Page

1. We note your response to prior comment 1. Please revise to clarify that Platinum International Biotech Co., Ltd., is also not a Chinese operating company and make corresponding changes to the section "Our VIE and China Operations" on page 1. Please also refrain from referring to VIEs as "our" VIEs rather than "the" VIEs. Additionally, disclose prominently that your VIE structure provides contractual exposure to foreign investment in China-based companies rather than replicating an investment and that this structure involves unique risks to investors.

2. We note your response to prior comment 2. Please revise to disclose that these legal and operational risks could significantly limit or completely hinder your ability to offer or

continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

3.   We note your response to prior comment 3 and your disclosure in the second paragraph on page 1. Please revise how you refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Further, refrain from using terms such as "we" or "our" when describing activities or functions of a VIE and disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

4.   Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Prospectus Summary, page 1

5.   We note your response to prior comment 4. Please revise to clearly identify the entities in which the company's operations are conducted.

6.   We note the revisions you made on pages 23 and 37 in response to prior comment 6. Please revise you Summary section and Prospectus Cover Page to clearly state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE's operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. If there is any uncertainty as to whether the approval of the CSRC or other PRC government authorities is required in connection with this offering under PRC law, explain such uncertainty. Further, disclose the licenses, permissions and approvals that Yubo is required to obtain for your operations in China as of the date of your Prospectus and disclose whether Yubo has in fact obtained such licenses, permissions and approvals.

7.   We note your response and the revisions to the risk factor on page 21 in response to prior comment 7. Please revise to make corresponding disclosure in the Summary section. Without limitation, your disclosure should address the following:
   •   Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements;
   •   Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer, since December 31, 2020;

- Expand to describe the PRC requirements for appropriation to the statutory reserves that you must meet, identify the entity of your business responsible for meeting such requirements and identify any conditions you must satisfy to meet such requirements; and
- Tell us whether any capital flows from your WFOE, Yubo Chengdu, to the VIE, Yubo Beijing.

8. We note your disclosure on page 1 and throughout your filing that you control and receive economic benefits of Yubo International Biotech Limited's business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holders of the VIE. We are note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership interest in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownerships in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for the consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law. As a related matter, please make conforming changes to your risk factor on page 13, including where you disclose that "As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results under GAAP."

Summary Risk Factors, page 2

9. Please relocate your "Risks Related to our Corporate Structure" and "Risks Related to Doing Business in China" here and in your Risk Factors section so that these risk factors appear first.

Risk Factors
We are subject to extensive and evolving legal development, non-compliance with which..., page 17

10. We note your disclosure in this risk factor that your business focuses "on providing online vocational education, with target students mainly consisting of college students, fresh graduates from higher education institutions or working professionals." Please revise to reconcile this disclosure with disclosure elsewhere in the prospectus that you are a technology company focused on the research and development and application of endometrial stem cells, such as that on page 34.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Results of Operations for the Three Months Ended June 30, 2021 Compared to the Three Months</u>
<u>Ended June 31, 2020 and for the Six Months Ended, page 53</u>

11. Please revise to explain the following:
   - Quantify the change in each item noted for the increase and/or decrease in operating expenses for the three and six months ended June 30, 2021 or, as provided for the December 31, 2020 and 2019 periods, provide a table breaking down your operating expenses for the three and six months ended June 30, 2021 and 2020. In addition, explain in detail the reasons for the change.
   - Regarding your other operating expenses, explain in detail the reasons for material changes in line items.

You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark C. Lee, Esq.